UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Avalo Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

05338F306
(CUSIP Number)

September 30, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]             Rule 13d-1(b)
[x]             Rule 13d-1(c)
[ ]             Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

Allostery Master Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

55,840

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

55,840

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,840

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

1.	NAMES OF REPORTING PERSONS

Allostery Investments LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

55,840

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

55,840

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,840

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

.	NAMES OF REPORTING PERSONS

Allostery Investments GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

SEC USE ONLY

3.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

4.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

55,840

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

55,840
9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,840

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

1.	NAMES OF REPORTING PERSONS

Christopher Staral

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

55,840

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

55,840

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,840

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

1.	NAMES OF REPORTING PERSONS

David Modest

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

55,840

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

55,840

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,840

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1(a).	Name of Issuer:

Avalo Therapeutics, Inc. (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

540 Gaither Road, Suite 400, Rockville, MD 20850

Item 2(a).	Name of Persons Filing:

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	Allostery Master Fund LP, a Cayman Islands exempted limited partnership (“Allostery Master Fund”);

•	Allostery Investments LP, a Delaware limited partnership (“Allostery Investments”);

•	Allostery Investments GP LLC, a Delaware limited liability company (“Allostery Investments GP”);

•	Christopher Staral, a United States citizen (“Mr. Staral”); and

•	David Modest, a United States citizen (“Mr. Modest”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is One Stamford Plaza, 9th Floor, 263 Tresser Boulevard, Stamford, CT 06901.

Item 2(c).	Citizenship:

Allostery Master Fund LP is a Cayman Islands exempted limited partnership. Allostery Investments LP is a Delaware limited partnership. Allostery Investments GP LLC is a Delaware limited liability company. Messrs. Staral and Modest are citizens of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

05338F306

Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a)                 Amount beneficially owned:

As of September 30, 2024, Allostery Master Fund beneficially owned 55,840 shares of Common Stock.

Allostery Investments, as the investment manager of Allostery Master Fund, may be deemed to have beneficially owned the 55,840 shares of Common Stock beneficially owned by Allostery Master Fund.

Allostery Investments GP, as the general partner of Allostery Investments, may be deemed to have beneficially owned the 55,840 shares of Common Stock beneficially owned by Allostery Investments.

Messrs. Modest and Staral, as the managing members of Allostery Investments GP,  may be deemed to have beneficially owned the 55,840 shares of Common Stock beneficially owned by Allostery Investment GP.

(b)                Percent of Class:

The following percentage is based on 10,393,954 shares of Common Stock outstanding as of November 6, 2024, as disclosed in the Issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.

As of November 7, 2024, the Reporting Persons may be deemed to have beneficially owned approximately 0.5% of the outstanding Common Stock.

(c)                 Number of shares as to which such person has:

(i)              Sole power to vote or to direct the vote:

  See Cover Pages Items 5-8.

(ii)            Shared power to vote or to direct the vote:

  See Cover Pages Items 5-8.

(iii)            Sole power to dispose or to direct the disposition:

  See Cover Pages Items 5-8.

(iv)           Shared power to dispose or to direct the disposition:

  See Cover Pages Items 5-8.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: November 14, 2024

ALLOSTERY MASTER FUND LP By: Allostery Investments LP, its investment manager By: Allostery Investments GP LLC, its general partner

By:	/s/ David Modest
David Modest, Managing Member

ALLOSTERY INVESTMENTS LP By: Allostery Investments GP LLC, its general partner

By:	/s/ David Modest
David Modest, Managing Member

ALLOSTERY INVESTMENTS GP LLC

By:	/s/ David Modest
David Modest, Managing Member

/s/ Christopher Staral
CHRISTOPHER STARAL

/s/ David Modest
DAVID MODEST

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Avalo Therapeutics, Inc. dated as of November 14, 2024, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.
Dated: November 14, 2024

ALLOSTERY MASTER FUND LP By: Allostery Investments LP, its investment manager By: Allostery Investments GP LLC, its general partner

By:	/s/ David Modest
David Modest, Managing Member

ALLOSTERY INVESTMENTS LP By: Allostery Investments GP LLC, its general partner

By:	/s/ David Modest
David Modest, Managing Member

ALLOSTERY INVESTMENTS GP LLC

By:	/s/ David Modest
David Modest, Managing Member

/s/ Christopher Staral
CHRISTOPHER STARAL

/s/ David Modest
DAVID MODEST